Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
The following table presents the ratio of earnings to combined fixed charges and preferred stock dividends and the coverage deficiency for the last five fiscal years and the nine months ended September 30, 2006.

	For the Nine Months
	Ended September 30,	For the Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Fixed Charges	$158	$426	$386	$486	$531	$580
Interest expensed and capitalized	$114	$361	$313	$392	$450	$491
Amortized premiums, discounts and capitalized expenses related to indebtedness	$44	$65	$73	$94	$81	$89
Estimate of the interest within rental expenses	$—	$—	$—	$—	$—	$—
Preference security dividend requirements of consolidated subsidiaries	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	Deficiency	Deficiency	Deficiency	Deficiency	Deficiency	Deficiency

Deficiency (in thousands)	$158	$426	$386	$486	$531	$580
For the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004, 2003, 2002 and 2001, earnings are inadequate to cover fixed charges and the dollar amount of the coverage deficiency is disclosed in the above table, in thousands.